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SEC FILE NUMBER
8-68618

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 2 3 2023
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: STONEPINE ADVISORS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9151 E HARVARD AVE.
(No. and Street)

DENVER	CO	80231
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Reilly, Managing Partner	(650) -866-5371	jim@stonepineadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas,	TX	75254
(Address)	(City)	(State)	(Zip Code)

October 16, 2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, James Reilly, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stonepine Advisors, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KEVIN WAYNE STOCKWELL
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20234002549
MY COMISSION EXPIRES 01/19/2027

Notary Public

Signature: James F. Reilly

Title: MANAGING PARTNER

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STONEPINE ADVISORS, LLC

CONTENTS

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Stonepine Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stonepine Advisors, LLC (the Company) as of December 31, 2022, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 20, 2023

We have served as the Company's auditor since 2016.

STONEPINE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

ASSETS		
Cash	$	204,785
Prepaid expenses		12,602
Security deposit		2,835
Property and equipment, net		2,124
Due from related party		2,144
TOTAL ASSETS	$	224,490

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to related party	$	5,095
TOTAL LIABILITIES		5,095
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
MEMBER'S EQUITY		219,395
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	224,490

The accompanying notes are an integral part of these financial statements.

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

Note 1 – Ownership Structure

Stonepine Advisors, LLC (the "Company") is a registered securities broker-dealer that is registered in the state of California as a California limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides strategic and financial advice to small and mid-sized technology companies. Such services include both buy and sell side merger and acquisition advice and fairness opinions, financial structure advice, valuation services and capital raising services on an agency basis, in either the public or private market. The Company is headquartered in Palo Alto, California.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of cash on hand, checking and saving accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2022.

Accounts Receivables and Allowance for Credit Losses

The Company accounts for estimated credit losses on accounts receivable from contracts with customers subject to the guidance in ASC 326-Financial Instruments-Credit Losses. The Company estimates expected credit losses over the life of its receivables as of the reporting date based on relevant information about past events, current conditions, and reasonable supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation allowance on the balance sheet that is deducted from the asset's amortized cost basis. As of December 31, 2022, there was no allowance for credit losses.

Note 2 - Summary of Significant Accounting Policies (continued)

Financial Instruments and Fair Value

The carrying amounts of the Company's financial instruments, including cash, accounts receivable, accounts payable, approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

Income Taxes

The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net loss is reported on tax returns of its member. The Company files its own state and local tax returns, provisions for which are included in the operating expenses of the Company.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for the three years ended December 31, 2020, 2021, and 2022.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. The Company records deferred revenue when payment is received, and the performance obligations are not yet satisfied. The Company had receivables related to revenues from contracts of $0 at January 1, 2022.

The Company's deferred revenue relates to retainer and milestone fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue at January 1, 2022 was $0 and there were no other prior year commitments that related to current year revenue.

Note 2 - Summary of Significant Accounting Policies (continued)

Leases

The Company accounts for leases under ASU 2016-02, Leases *(Topic 842)*. The accounting guidance requires the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases.

On January 1, 2022, the Company terminated its rental property lease agreement. The lease is currently in the name of the newly formed management company, SA Management, Inc. of which rent expense is allocated to the Company under a new expense sharing agreement with the management company, (See Related Party Transactions Note 7).

Note 3 – Commitments and Contingencies

From time to time the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

Note 4 – Property and Equipment:

Furniture and equipment	$5,093
Accumulated Depreciation	2,969
Net	$2,124

The Company's policy is to record as a fixed asset any purchase greater than $1,000. Equipment has a useful life of three years and furniture has a useful life of seven years.

Note 5 – Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") adopted by the SEC and administered by FINRA, which requires the Company to maintain minimum net. capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2022, the Company's net capital was $199,040 its ratio of aggregate indebtedness to net capital was to 0.26 to 1, and its excess net capital of the required minimum net capital was $194,040.

Note 6 – Concentration of Credit Risk

Cash is maintained with high quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company extends credit to its customers, located primarily in California, in the ordinary course of business. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable.

Note 7 – Related Party Transactions

On January 1, 2022, the Company entered into a management services expense sharing agreement with its affiliate SA Management Inc., a management company.

SA Management Inc. shall provide administrative services for invoicing, collections, and related services, which services shall be performed by such appropriately qualified and experienced personnel as SA Management Inc. may designate. The person initially designated by SA Management Inc. to provide such services is the managing member. SA Management Inc. will provide Stonepine Advisors, LLC with appropriate office space, together with electricity, telephone service, computers, Internet access and other typical office facilities and services as Stonepine Advisors, LLC may require.

Stonepine Advisors, LLC shall reimburse SA Management Inc. for SA Management Inc.'s actual, out-of-pocket cost of providing the Services. With respect to the Facilities, the cost shall be equal to the rent for the Premises, plus a reasonable estimate of the cost of electricity, telephone service, Internet service, photocopy usage, and similar items, plus an administrative fee of $250 per month. With respect to Information and Computer Services, cost shall be defined as the actual cost of the service plus an administrative fee of 10% less any cost recoveries by SA Management Inc. from providing such services to third parties.

The amount due to SA Management Inc. for allocated expenses was $5,095 and the amount due from the sole managing member was $2,144.

Note 8 -Subsequent Event

The Company has reviewed events that have occurred after December 31, 2022, through February 20, 2023, the date the financial statements were available to be issued. During this period, no subsequent events occurred that require recognition or disclosure in the financial statements.